Arotech Corporation
354 Industry Drive
Auburn, Alabama 36830
Tel: (334) 502-9001 Fax: (334) 502-3008
http://www.arotech.com
Writer’s direct dial: +972-2-990-6612
Robert S. Ehrlich	Writer’s direct fax: +972-2-990-6688
Chairman, President and Chief Executive Officer	Writer’s e-mail: ehrlich@arotech.com

November 16, 2005
VIA FACSIMILE
+1-202-942-9585

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Tom Jones

Re:	Arotech Corporation
Registration Statement on Form S-3
File No. 333-124959

Dear Mr. Jones:

We hereby request that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated to November 16, 2005 at 4:00 p.m. e.s.t., or as soon thereafter as practicable.

In connection with this request, we acknowledge the following:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, its does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AROTECH CORPORATION

By:	/s/ Robert S. Ehrlich
Name: Robert S. Ehrlich
Title: Chairman, President and Chief Executive Officer